FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                17 September 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 17 September 2004


                              SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:
Registered Name Number of Shares

State Street Nominees Limited 2,264,760
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees 44,239,977
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Northern Trust 11,319,381
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Ltd 19,721,684
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 1,372,200
5 Laurence Hill
Poutney Hill
London EC4R OE

Bankers Trust 1,336,008
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank 1,182,100
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London 2,609,600
11 Old Jewry
London EC2R 8D8
Morgan Guaranty 2,081,100
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees 26,996,679
155 Bishopsgate
London EC2M 3XS
State Street Bank & Trust Co 8,834,073

Deutsche Bank AG 6,696,280
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc 6,322,589
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank NA 2,131,200
London Branch
London

Northern Trust AVFC 1,663,614
South Africa
KAS UK 172,500
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd 937,200
150 Buchanan Street
Glasgow G1 2DY

Bank One London 1,032,800

Clydesdale Bank plc 96,200
Capital International S.A.:

Chase Nominees Limited 4,478,177
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 42,300
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland 161,500
Regents House
42 Islington High Street
London N1 8XL

State Street Bank & Trust Co. 204,100
Lloyds Bank 152,800
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

Citibank NA 94,000
Toronto
Capital International, Inc.:

State Street Nominees Limited 8,061,513
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees 1,310,629
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust 199,100
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited 10,032,724
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 57,000
5 Laurence
Poutney Hill
London EC4R 0E

Bankers Trust 21,200
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

Citibank London 49,800
11 Old Jewry
London EC2R 8DB

Nortrust Nominees 571,800
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co. 484,394
Citibank 126,600

Citibank NA 1,475,906
Toronto

HSBC Bank plc 156,674
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

JP Morgan Chase Bank 393,400
Capital Research and Management Company:

State Street Nominees Limited 35,875,891
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited 142,767,700
Woolgate House
Coleman Street
London
EC2P 2HD

State Street Bank & Trust Co. 218,100
Capital Guardian Trust Company

Chase Nominees Limited 2,625,200
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees 1,999,500
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited 210,700
150 Buchanan Street
Glasgow G1 2DY

5. Number of shares / amount of stock acquired

   80,006,891

6. Percentage of issued class

   0.92%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

15 September 2004 - Date of Section 198 Notification

11. Date company informed

17 September 2004

12. Total holding following this notification

     352,780,653

13. Total percentage holding of issued class following this notification

     4.07%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Deborah Russell - 01753 628096

16. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of notification

17 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 September, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary